EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 13, 2006	TSX Venture Exchange: EMR OTC Bulletin Board: EGMCF.PK U.S. 20-F Registration: 000-51411 Frankfurt Stock Exchange: EML

Emgold Identifies High-Grade Exploration Targets at the Idaho-Maryland Mine

Emgold Mining Corporation (EMR-TSX-V) (the “Company”) is pleased to report that new high-grade gold exploration targets have been identified from historic mine maps and other geologic data at the Company’s Idaho-Maryland Mine underground gold project located in Grass Valley, California.

Company geologists are constructing a three-dimensional computer model from the historic data collected during the time the Idaho-Maryland Mine was an active mining operation from 1851 to 1956. When completed, this comprehensive model will include geologic units, faults, veins, underground workings, assays and gold resources developed from historic data, and geologic information from Emgold’s two surface drilling programs. The data, which includes 220,000 feet of historic core drilling, 24,800 feet of Emgold core drilling, 36,000 assays, and 4,000 mine maps, is being digitized and entered into the MineSight® three-dimensional modeling software program.

As part of this modeling Company’s geologists have input historical assay data into the MineSight® modeling package. The geologists are now able to evaluate the historical information using an assay model built from the historic mine data. The information for this model comes from fire assays from sampling of underground workings and core drilling, which was a routine part of mine development during the historic operations. It is anticipated that additional near surface and deeper underground exploration targets may be identified as this work process continues. All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the Idaho-Maryland Project and a Qualified Person in accordance with National Instrument 43-101.

The assay modeling using the historic data from the northeast portion of the Idaho-Maryland Mine property has revealed new high grade gold intercepts in the vicinity of existing gold resource blocks in workings just 600 to 850 feet below the ground surface. The resource blocks and high-grade intercepts are in a geologically favourable area in the Idaho Deformation Zone comprised of faults and veins surrounding diabase rock slabs. The intercepts are situated within the historically productive Idaho 3 and 13 veins, and ranges of some of the high grades are shown in the table below. The sample lengths presented in the table are the product of the historical data collection methods and do not indicate total vein width. The historical information indicates that the actual vein widths in the Idaho Maryland are generally wider than this table would indicate. It is important to note that this assay data is historical in nature, does not comply with NI 43-101 and that further exploration is required to verify the accuracy of this data and the data should not be relied upon for investment purposes. The Company believes this information is useful as an indication of the exploration potential of the Idaho-Maryland project and is planning additional surface and underground exploration to further define its understanding of the historic ore body as well as other new targets identified from the modeling activities.

Mine Level	Sample Length (feet)	Gold Assay (ounce per ton)	Comments
Id600L	1.50	2.25	Historic drift assay
Id750L	1.80	16.00	Historic drift assay
Id750L	1.25	10.45	Historic drift assay
Id750L	1.33	2.45	Historic drift assay
Id800L	0.66	1.58	Historic drift assay
Id800R	0.83	2.40	Historic raise assay
Id850L-DDH2	8.99	0.71	Historic drill hole

Historic sampling on the Idaho 750-foot level had a weighted average gold grade of 4.5 ounces per ton over a sampled distance of 25 feet, which is well above the historical average production grade from the Idaho-Maryland mine of 0.43 ounce per short ton. These high-grade assays are in areas where stoping did not occur, and therefore remain available as exploration targets. The sample results in the above table are raw assays not using the historic mine call factor of 1.44, and are not cut. It is also important to note that based on the Company’s most recent NI 43-101 Preliminary Assessment Technical Report on the Idaho-Maryland Mine (dated November 22, 2004), the average true thickness of veins within the Idaho-Maryland range from 8.1 ft to 70.7 ft and are in general not narrow veins.

A proposed surface-drilling program is being planned to explore for gold on several of these identified targets.  Nine diamond core drill holes are being considered, which would total 7,200 feet. These holes would be drilled from one or two sites, with individual hole depths being less than 1000 feet. Three holes would test the Idaho 87 resource-block area and six holes would explore the high-grade intercepts in the Round Hole area. Property leases and a conditional use permit issued by the City of Grass Valley will be required in order to start this program. The historic information and views of the proposed surface drilling program are illustrated on the Company’s website at www.emgold.com.

Since the mine workings are not accessible, Idaho-Maryland geologists have not verified the sample intercepts, but the historic assay map data is felt to be reliable. These intercepts would be tested in the future once the planned underground exploration and development program is begun. The objective of the underground exploration program will be to confirm and expand the gold resources primarily through diamond core drilling and sampling. The proposed decline access ramp will be aligned in an easterly direction that brings it near to existing gold resource blocks. As the decline is advanced, muck bays positioned approximately every 500 feet in the decline will be available to use as underground drilling stations. Resource blocks as defined in the Company’s current Technical Report and other exploration targets will be drilled, sampled and assayed, and the results entered into the MineSight® model.

For more information about Emgold, its Rozan, Stewart and Jazz Properties in British Columbia; the Idaho-Maryland Mine project in California and the Ceramext™ technology, please visit www.emgold.com or www.sedar.com.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212  Email: info@emgold.com

The TSX Venture Exchange has reviewed the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements.”   All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.